Exhibit (a)(6)

FOR IMMEDIATE RELEASE

Wheeler Real Estate Investment Trust, Inc. Announces Extension of

Exchange Offer for Series A Preferred Stock and Series B Preferred Stock

Virginia Beach, VA – July 13, 2015 – Wheeler Real Estate Investment Trust, Inc. (NASDAQ:WHLR) (“Wheeler” or the “Company”) today announced that it has extended its previously announced exchange offer (the “Exchange Offer”) to exchange all of its Series A Preferred Stock, no par value per share, $1,000 liquidation preference per share and Series B Convertible Preferred Stock, no par value per share, $25 liquidation preference per share, for an aggregate of up to 20,853,250 issued shares of the Company’s common stock, $0.01 par value per share.

As a result of the extension, the Exchange Offer is now scheduled to expire at 11:59 p.m., E.T. on July 20, 2015. All of the other terms of the Exchange Offer are to remain the same.

As of the date and time of this announcement, approximately 282 shares of Series A Preferred Stock and 836,081 shares of Series B Convertible Preferred Stock have been tendered in the Exchange Offer.

This communication does not constitute an offer to buy, a solicitation of an offer to sell or a solicitation for an offer to tender, any securities of Wheeler. In connection with the Exchange Offer, Wheeler has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, which includes a prospectus and a Schedule TO, as amended (collectively the “Offering Documents”). Investors and security holders are urged to read the Offering Documents, because they contain important information about Wheeler and the Exchange Offer. The Offering Documents relating to the Exchange Offer can be obtained from the SEC’s website at www.sec.gov.

About Wheeler Real Estate Investment Trust Inc.

Headquartered in Virginia Beach, VA, Wheeler Real Estate Investment Trust, Inc. is a fully-integrated, self-managed commercial real estate investment company focused on acquiring and managing income-producing retail properties with a primary focus on grocery-anchored centers. Wheeler’s portfolio contains well-located, potentially dominant retail properties in secondary and tertiary markets that generate attractive risk-adjusted returns, with a particular emphasis on grocery-anchored retail centers.

CONTACT:	-OR-	INVESTOR RELATIONS:
Wheeler Real Estate Investment Trust, Inc. Robin Hanisch Corporate Secretary (757) 627-9088 robin@whlr.us		The Equity Group Inc. Terry Downs Associate (212)836-9615 tdowns@equityny.com

Laura Nguyen Director of Capital Markets (757) 627-9088 lnguyen@whlr.us		Adam Prior Senior Vice-President (212)836-9606 aprior@equityny.com